Filed pursuant to Rule 497
File No. 333-269139
Rule 482ad



EAGLE POINT CREDIT COMPANY INC. IS CELEBRATING OVER A DECADE AS A PUBLIC COMPANY BY RINGING THE NYSE CLOSING BELL

GREENWICH, Conn. – January 3, 2025 – Eagle Point Credit Company Inc. (the "Company") (NYSE: ECC) today announced that it will ring The Closing Bell® at the New York Stock Exchange ("NYSE") on Monday, January 6, 2025, commemorating the Company being listed on the NYSE for over 10 years.

"We are honored to ring the bell at the NYSE in celebration of over 10 years as a publicly traded company," said Thomas P. Majewski, Chief Executive Officer. "Our team is immensely proud of this milestone and the value we have created for shareholders through our differentiated approach to CLO investing. An investor in the Company's IPO who still holds their shares has received over 100% of their initial investment through cash distributions, while still retaining their ownership in the Company. We look forward to continuing our track record of strong returns for years to come."

Since its NYSE listing on October 8, 2014, the Company has grown from $275 million to over $1.3 billion in total assets as of November 30, 2024.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, primarily by investing in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. *Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing.*

FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.

Source: Eagle Point Credit Company Inc.

Contacts:
Media Relations: Brian Ruby, EaglePoint@icrinc.com
Investor Relations: ir@EaglePointCredit.com

http://www.eaglepointcreditcompany.com/